SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 28, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on January 28, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 28 January 2010
ING to appeal against specific elements of EC decision
•	Appeal against calculation of amount of State aid and price leadership restrictions

•	Process to separate banking and insurance operations continues as planned
ING announced today that it will file an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. ING stands firmly behind its strategic decision to separate Banking and Insurance operations and divest the latter. These processes are on track and will continue as planned.
In its appeal, ING will contest the way the Commission has calculated the amount of State aid ING received. ING and the State agreed upon a reduction of the repayment premium for the first EUR 5 billion tranche of Core Tier 1 securities which provided the Dutch State with an early repayment and at an attractive return. The Commission views this reduction as additional State aid of approximately EUR 2 billion.
Both ING and the Dutch State contest this point as it could hamper discussions between ING and the State on repayment terms of the remaining Core Tier 1 securities. The repayment of the first tranche of the Core Tier 1 securities was executed in December 2009 and the terms of this transaction will remain unaltered.
In light of the need to maintain a level playing field in the European financial sector, ING is also appealing against the disproportionality of the price leadership restrictions. ING believes it is in the interest of all its stakeholders to use the opportunities provided by law to let the General Court assess elements of the European Commission’s decision.
During the course of the appeal before the General Court, ING is committed to executing its restructuring plan as announced on 26 October 2009. As the matter is now subject to legal proceedings, ING is not in a position to comment any further on the appeal.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 541 5682	+31 20 541 5460
Raymond.Vermeulen@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2009, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W. A. Brouwer
W. A. Brouwer
Assistant General Counsel

Dated: January 28, 2010